BOND FUND


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of Ernst & Young LLP as the independent public accountants. With regards to the election of David C. Arch as elected trustee by the shareholders of the Fund 8,894,392 shares voted in his favor and 113,960 shares withheld. With regards to the election of Howard J Kerr as elected trustee by the shareholders of the Fund 8,894,262 shares voted in his favor and 114,091 shares withheld. With regards to the election of Dennis J. McDonnell as elected trustee by the shareholders of the Fund 8,895,243 shares voted in his favor and 113,110 shares withheld. The other trustees whose terms did not expire in 1999 were: Rod Dammeyer, Don G. Powell, Theodore A. Myers, Steven Muller, Hugo F. Sonnenschein and Wayne W. Whalen. With regards to the ratification of Ernst & Young LLP as the independent public accountants for the Fund 8,880,049 shares voted in favor of the proposal, 31,223 shares voted against and 97,081 shares abstained.